Exhibit 12.1

CONTINENTAL AIRLINES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Nine Months	Years Ended December 31,
	Ended
	September 30,
	2009	2008	2007	2006	2005	2004

Earnings:
Earnings (Loss) Before Income Taxes and Minority Interest	(367)	(695)	556	361	(75)	(455)
Less:
Undistributed Earnings (Losses) of Equity Investees	-	9	18	36	62	66
Plus:
Interest Expense	274	376	393	409	417	395
Capitalized Interest	(25)	(33)	(27)	(18)	(12)	(14)
Amortization of Capitalized Interest	27	35	36	40	40	39
Portion of Rent Expense Representative of Interest Expense	691	934	917	969	906	856
	600	608	1,857	1,725	1,214	755

Fixed Charges:
Interest Expense	274	376	393	409	417	395
Portion of Rent Expense Representative of Interest Expense	691	934	917	969	906	856
Total Fixed Charges	965	1,310	1,310	1,378	1,323	1,251
Coverage Adequacy (Deficiency)	(365)	(702)	547	347	(109)	(496)
Coverage Ratio	N/A	N/A	1.42	1.25	N/A	N/A